July 31, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Michael R. Clampitt
Senior Attorney

Re:	Hyde Park Acquisition Corp. II
Registration Statement on Form S-1
Filed May 6, 2011, as amended
File No. 333-174030

Dear Sir:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Hyde Park Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Wednesday, August 1, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 1,091 copies of the Preliminary Prospectus dated July 23, 2012 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
As Representative of the several
Underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ John Shaw
Name: John Shaw
Title: Director

By:	/s/ John Reed
Name: John Reed
Title: Director

[Signature Page to Underwriter’s Acceleration Request Letter]